UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM F-N

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS

BY FOREIGN BANKS AND FOREIGN INSURANCE

COMPANIES AND CERTAIN OF THEIR HOLDING COMPANIES

AND FINANCE SUBSIDIARIES MAKING PUBLIC OFFERINGS

OF SECURITIES IN THE UNITED STATES

A.	Name of issuer or person filing (“Filer”): Greenlight Capital Re, Ltd.

B.	This is (select one):

☐	an original filing for the Filer

☒	an amended filing for the Filer*

*	The Filer is filing this Amendment No. 1 to Form F-N to amend the Form F-N that was filed in conjunction with the Form S-3 identified below, which is scheduled to expire shortly as to a portion of the securities registered thereunder. This amended Form F-N will apply solely to a maximum of 6,254,949 Class A ordinary shares that may be sold from time to time pursuant to the registration statement by the selling shareholders, which offering is not subject to expiration (the “Secondary Offering”). This amended Form F-N updates the address of the Filer’s principal place of business.

C.	Identify the filing in conjunction with which this Form is being filed:

Name of registrant Greenlight Capital Re, Ltd.

Form type Registration Statement on Form S-3, as amended by Amendment No. 1 thereto

File Number (if known) 333-158970

Filed by Greenlight Capital Re, Ltd.

Date Filed (if filed concurrently, so indicate) May 4, 2009 (Amendment No. 1 filed July 7, 2009)

D.	The Filer is incorporated or organized under the laws of (Name of the jurisdiction under whose laws the filer is organized or incorporated)

Cayman Islands

and has its principal place of business at (Address in full and telephone number)

65 Market Street, Suite 1207, Camana Bay, P.O. Box 31110, Grand Cayman

Cayman Islands, (345) 943-4573

E.	The Filer designates and appoints (Name of United States person serving as agent) Corporation Service Company (“Agent”) located at (Address in full in the United States and telephone number) 1133 Avenue of the Americas, Suite 3100, New York, NY 10036-6710 (212) 299-5600 as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a)	any investigation or administrative proceeding conducted by the Commission, and

(b)	any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or any of its territories or possessions or of the District of Columbia, arising out of or based on any offering made or purported to be made in connection with the Secondary Offering registered by the Filer on Form S-3 filed on May 4, 2009, as amended by Amendment No. 1 thereto filed on July 7, 2009, or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon, such agent for service of process, and that the service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.	Each person filing this Form stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-N if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date of the Filer’s last registration statement or report, or amendment to any such registration statement or report, filed with the Commission under the Securities Act of 1933 or Securities Exchange Act of 1934. Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form referencing the file number of the relevant registration form in conjunction with which the amendment is being filed.

G.	Each person filing this form undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to the form referenced in paragraph E or transactions in said securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of George Town Country of Cayman Islands

This 22nd day June 2012

Filer: Greenlight Capital Re, Ltd.	By:	/s/ TIM COURTIS
	Name:	Tim Courtis
	Title:	Chief Financial Officer

This statement has been signed by the following persons in the capacities and on the dates indicated.

Corporation Service Company

(By)	/s/ DAVID W. NICKELSEN
(Name)	David W. Nickelsen, Asst VP
(Title)	Authorized Agent for Service of Process in the United States

(Date) June 18, 2012